PRICING SUPPLEMENT Dated October 11, 2024 Filed Pursuant to Rule 424(b)(2) Registration Statement No. 333-263376 (To Prospectus dated May 27, 2022)

$12,310,000 UBS AG Conversion Yield Notes due April 17, 2025

Based on the Performance of a 10-Year U.S. Treasury Note

Investment Description

UBS AG Conversion Yield Notes (the “Notes”) are unsubordinated, unsecured debt obligations issued by UBS AG (“UBS” or the “issuer”) based on the performance of the 10-year U.S. Treasury Note specified below (the “underlying asset” or "UST"). UBS will pay you a coupon on the coupon payment date (which is the maturity date) regardless of the performance of the underlying asset. If the underlying asset clean price on the final valuation date (the “final clean price”) is equal to or greater than the underlying asset clean price on the trade date (the "initial clean price”), UBS will pay you a cash payment per Note at maturity equal to the principal amount. If, however, the final clean price is less than the initial clean price, UBS will deliver to you a number of the underlying asset per Note at maturity equal to the quotient of (i) the principal amount per Note divided by (ii) the conversion price, rounded to the nearest ten-thousandth (the “physical delivery amount”), the value of which, based on the final clean price, will be worth less than the principal amount, if anything, and as of the maturity date, is expected to result in a loss on your Notes. Any fractional amount included in the physical delivery amount will be paid in cash at an amount equal to the product of (i) the fractional amount and (ii) the sum of (a) the final clean price and (b) the UST accrued interest as of the maturity date of the Notes (each, expressed as a dollar amount, calculated based on the $100.00 face amount of the underlying asset). Investing in the Notes involves significant risks. In exchange for receiving a coupon on the Notes, you are accepting the risk of receiving the physical delivery amount (or, in certain situations, cash in lieu thereof) if the final clean price is less than the initial clean price, the value of which, as of the final valuation date, will be less than the principal amount, if anything, and as of the maturity date, is expected to result in a loss on your Notes. A higher coupon rate is generally associated with a greater risk of loss. The contingent repayment of principal only applies if you hold the Notes until the maturity date. Any payment or delivery on the Notes, including any repayment of principal, is subject to the creditworthiness of UBS. If UBS were to default on its obligations, you may not receive any payments or deliveries owed to you under the Notes and you could lose all of your initial investment.

Features

●	Income —UBS will pay you a coupon on the coupon payment date regardless of the performance of the underlying asset.

●

Downside Exposure — If the final clean price is less than the initial clean price, on the maturity date, UBS will deliver to you a number of the underlying asset per Note equal to the physical delivery amount (with cash paid in lieu of any fractional amount), the value of which, based on the final clean price, will be worth less than the principal amount, if anything, and as of the maturity date, is expected to result in a loss on your Notes The contingent repayment of principal applies only if you hold the Notes to maturity. Any payment or delivery on the Notes, including any repayment of principal, is subject to the creditworthiness of UBS. If you receive the physical delivery amount, your return on any underlying asset received will depend on the price when sold and any payments made on the underlying asset.

Key Dates

Trade Date*	October 11, 2024
Settlement Date*	October 17, 2024
Final Valuation Date**	March 31, 2025
Maturity Date**	April 17, 2025
*

We expect to deliver the Notes against payment on the third business day following the trade date. Under Rule 15c6-1 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), trades in the secondary market generally are required to settle in one business day (T+1), unless the parties to a trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Notes in the secondary market on any date prior to one business day before delivery of the Notes will be required, by virtue of the fact that each Note initially will settle in three business days (T+3), to specify alternative settlement arrangements to prevent a failed settlement of the secondary market trade.

**	Subject to acceleration in the event of an underlying asset acceleration event, as described elsewhere herein

Notice to investors: the Notes are significantly riskier than conventional debt instruments. The issuer is not necessarily obligated to repay the principal amount of the Notes at maturity, and the Notes have the same downside risk as an investment in the underlying asset. This risk is in addition to the credit risk inherent in purchasing a debt obligation of UBS. You should not purchase the Notes if you do not understand or are not comfortable with the significant risks involved in investing in the Notes.

You should carefully consider the risks described under “Key Risks” beginning on page 4 and "Considerations Relating to Indexed Securities” beginning on page 52 of the accompanying prospectus. Events relating to any of those risks, or other risks and uncertainties, could adversely affect the market value of, and the return on, your Notes. You may lose some or all of your initial investment in the Notes. The Notes will not be listed or displayed on any securities exchange or any electronic communications network.

Note Offering

Underlying Asset	Coupon Rate	Initial Clean Price	UST Accrued Interest as of the Maturity Date	Conversion Price(1)	Physical Delivery Amount (per Note)(2)	CUSIP	ISIN
The U.S. Treasury Note bearing interest at a rate of 3-7/8% per annum and maturing on August 15, 2034 (ISIN: US91282CLF67)	6.55% per annum	98.3828%	0.653%	$99.0358	10.0974	90307QMN0	US90307QMN06

(1) Equal to the initial clean price plus the UST accrued interest as of the maturity date (each, expressed as a dollar amount, calculated based on the $100.00 face amount of the underlying asset).

(2) Equal to the principal amount per Note divided by the conversion price, rounded to the nearest ten-thousandth. If you receive the physical delivery amount at maturity, any fractional amount included in the physical delivery amount will be paid in cash at an amount equal to the product of (i) the fractional amount and (ii) the sum of (a) the final clean price and (b) the UST accrued interest as of the maturity date (each, expressed as a dollar amount, calculated based on the $100.00 face amount of the underlying asset), rounded to the nearest cent.

The estimated initial value of the Notes as of the trade date is $989.30. The estimated initial value of the Notes was determined when the terms of the Notes were set on the date hereof by reference to UBS’ internal pricing models, inclusive of the internal funding rate. For more information about secondary market offers and the estimated initial value of the Notes, see “Key Risks — Estimated Value Considerations” and “— Risks Relating to Liquidity and Secondary Market Price Considerations” beginning on page 6 herein.

See “Additional Information About UBS and the Notes” on page ii. The Notes will have the terms set forth in the accompanying prospectus dated May 27, 2022 and this document.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these Notes or passed upon the adequacy or accuracy of this document or the accompanying prospectus. Any representation to the contrary is a criminal offense.

The Notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency.

Offering of Notes	Issue Price to Public		Underwriting Discount(1)		Proceeds to UBS AG(1)
	Total	Per Note	Total	Per Note	Total	Per Note
Conversion Yield Notes Based on the Performance of a 10-Year U.S. Treasury Note	$12,310,000.00	$1,000.00	$61,550.00	$5.00	$12,248,450.00	$995.00

(1) See "Supplemental Plan of Distribution (Conflicts of Interest); Secondary Markets (if any)" for additional information.

UBS Financial Services Inc.	UBS Investment Bank

Additional Information About UBS and the Notes

UBS has filed a registration statement (including a prospectus for the Notes) with the Securities and Exchange Commission (the “SEC”), for the Notes to which this document relates. You should read these documents and any other documents relating to the Notes that UBS has filed with the SEC for more complete information about UBS and the Notes. You may obtain these documents for free from the SEC website at www.sec.gov. Our Central Index Key, or CIK, on the SEC website is 0001114446.

You may access these documents on the SEC website at www.sec.gov as follows:
♦Prospectus dated May 27, 2022: http://www.sec.gov/Archives/edgar/data/1114446/000119312522162430/d632731d424b3.htm

References to “UBS”, “we”, “our” and “us” refer only to UBS AG and not to its consolidated subsidiaries and references to the “Conversion Yield Notes” or the “Notes” refer to the Notes that are offered hereby. Also, references to the “accompanying prospectus” mean the UBS prospectus, titled “Debt Securities and Warrants”, dated May 27, 2022.

This document, together with the document listed above, contains the terms of the Notes and supersedes all other prior or contemporaneous oral statements as well as any other written materials including all other prior pricing terms, correspondence, trade ideas, structures for implementation, sample structures, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in “Key Risks” herein and in “Considerations Relating to Indexed Securities” in the accompanying prospectus, as the Notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisors concerning an investment in the Notes.

If there is any inconsistency between the terms of the Notes described in the accompanying prospectus and this document, the terms in this document will govern.

UBS reserves the right to change the terms of, or reject any offer to purchase, the Notes prior to their issuance. In the event of any changes to the terms of the Notes, UBS will notify you and you will be asked to accept such changes in connection with your purchase. You may also choose to reject such changes in which case UBS may reject your offer to purchase.

ii

Investor Suitability

The Notes may be suitable for you if:

●You fully understand and accept the risks inherent in an investment in the Notes, including the risk of loss of up to all of your initial investment.

●You are willing to make an investment that has the same downside risk as an investment in the underlying asset.

●You can tolerate receiving the physical delivery amount at maturity, the value of which, based on the final clean price, will be worth less than the principal amount, if anything, and as of the maturity date, is expected to result in a loss on your Notes.

●You believe that the price of the underlying asset will remain flat or appreciate over the term of the Notes.

●You understand and accept that you will not participate in any appreciation in the price of the underlying asset and that your potential return on the Notes is limited to the coupon specified herein.

●You can tolerate fluctuations in the price of the Notes prior to maturity that may be similar to or exceed the fluctuations in the price of the underlying asset.

●You are willing to invest in the Notes based on the coupon rate specified on the cover hereof.

●You are willing to forgo the interest paid on the underlying asset.

●You understand and are willing to accept that if the final clean price is less than the initial clean price, you may receive cash in lieu of the physical delivery amount due to a legal or other restriction or because it is commercially impracticable for UBS to deliver the physical delivery amount.

●You are willing to hold the Notes to maturity and accept that there may be little or no secondary market for the Notes.

●You understand and are willing to accept the risks associated with the underlying asset specifically and the risks associated with U.S. government-issued debt securities generally.

●You are willing to assume the credit risk of UBS for all payments and deliveries under the Notes, and understand that if UBS defaults on its obligations you may not receive any payments or deliveries due to you, including any repayment of principal.

●You understand that the estimated initial value of the Notes determined by our internal pricing models is lower than the issue price and that should UBS Securities LLC or any affiliate make secondary markets for the Notes, the price (not including their customary bid-ask spreads) will temporarily exceed the internal pricing model price.

The Notes may not be suitable for you if:

●You do not fully understand or are unwilling to accept the risks inherent in an investment in the Notes, including the risk of loss of up to all of your initial investment.

●You require an investment designed to provide a full return of principal at maturity.

●You are unwilling to make an investment that has the same downside risk as an investment in the underlying asset.

●You cannot tolerate receiving the physical delivery amount at maturity, the value of which, based on the final clean price, will be worth less than the principal amount, if anything, and as of the maturity date, is expected to result in a loss on your Notes.

●You believe that the price of the underlying asset will depreciate over the term of the Notes.

●You seek an investment that participates in the appreciation in the price of the underlying asset or that has unlimited return potential.

●You cannot tolerate fluctuations in the price of the Notes prior to maturity that may be similar to or exceed the fluctuations in the price of the underlying asset.

●You are unwilling to invest in the Notes based on the coupon rate specified on the cover hereof.

●You prefer to receive the interest paid on the underlying asset.

●You do not understand or are unwilling to accept that if the final clean price is less than the initial clean price, you may receive cash in lieu of the physical delivery amount due to a legal or other restriction or because it is commercially impracticable for UBS to deliver the physical delivery amount.

●You are unable or unwilling to hold the Notes to maturity or you seek an investment for which there will be an active secondary market for the Notes.

●You do not understand or are unwilling to accept the risks associated with the underlying asset specifically or the risks associated with U.S. government-issued debt securities generally.

●You are unwilling to assume the credit risk of UBS for all payments and deliveries under the Notes, including any repayment of principal.

The suitability considerations identified above are not exhaustive. Whether or not the Notes are a suitable investment for you will depend on your individual circumstances. You are urged to consult your investment, legal, tax, accounting and other advisors and carefully consider the suitability of an investment in the Notes in light of your particular circumstances. You should review “Information About the Underlying Asset” herein for more information on the underlying asset. You should also review carefully the “Key Risks” section herein for risks related to an investment in the Notes.

Preliminary Terms

Issuer:	UBS AG London Branch
Principal Amount:	$1,000 per Note
Term:	Approximately 6 months, subject to acceleration upon the occurrence of an underlying asset acceleration event.
Underlying Asset:	The U.S. Treasury Note bearing interest at a rate of 3-7/8% per annum having a face amount of $100.00 per UST and maturing on August 15, 2034 (ISIN: US91282CLF67)
Coupon Payment Date (1), Coupon Rate and Coupon (2):

UBS will pay interest on the principal amount of the Notes in arrears, calculated in the manner described below, on the coupon payment date (to, but excluding, the maturity date) regardless of the performance of the underlying asset, rounded to the nearest cent.

UBS will compute interest on the Notes on the basis of a 360-day year consisting of twelve 30-day months. If the calculation agent determines that an underlying asset acceleration event has occurred and we elect to redeem the Notes, interest will cease to accrue as of the maturity date as accelerated, resulting in a lower coupon than the coupon indicated below. If the maturity date is postponed beyond the originally scheduled maturity date because that day is not a U.S. government securities business day, interest will cease to accrue on the originally scheduled maturity date.

	Coupon Payment Date	Maturity Date (3)
	Coupon Rate	6.55% per annum
	Coupon	$32.75
Payment at Maturity (per Note):

If the final clean price is equal to or greater than the initial clean price, in addition to the coupon otherwise due, UBS will pay you a cash payment equal to:

Principal Amount of $1,000

If the final clean price is less than the initial clean price, in addition to the coupon otherwise due, UBS will deliver to you a number of the underlying asset (with cash paid in lieu of any fractional amount), equal to:

Physical Delivery Amount

In this scenario, you will receive the physical delivery amount, the value of which, based on the final clean price, will be worth less than the principal amount, if anything, and as of the maturity date, is expected to result in a loss on your Notes.

Any amount to be paid in cash at maturity will be rounded to the nearest cent.

Physical Delivery Amount (per Note):

A number of the underlying asset equal to the quotient of (i) the principal amount per Note divided by (ii) the conversion price, rounded to the nearest ten-thousandth, as specified on the cover hereof.

Any fractional amount included in the physical delivery amount will be paid in cash at an amount equal to the product of (i) the fractional amount and (ii) the sum of (a) the final clean price and (b) the UST accrued interest as of the maturity date (each, expressed as a dollar amount, calculated based on the $100.00 face amount of the underlying asset), rounded to the nearest cent.

If we are unable to deliver to you the physical delivery amount as required by the terms of the Notes, due to a legal or other restriction or because it is commercially impracticable for us to do so, we may instead elect to pay you the cash value of the physical delivery amount (calculated in the same manner as any fractional amount) in lieu of delivery.

Initial Clean Price:	The underlying asset clean price as of the trade date (expressed as a percentage), as indicated on the cover hereof and as determined by the calculation agent.
Conversion Price:

The sum of (i) the initial clean price and (ii) the UST accrued interest as of the maturity date (each, expressed as a dollar amount, calculated based on the $100.00 face amount of the underlying asset), as indicated on the cover hereof.

Final Clean Price:	The underlying asset clean price as of the final valuation date (expressed as a percentage), as determined by the calculation agent.
Underlying Asset Clean Price:

The arithmetic average of the ask and bid of the price of the underlying asset as shown in TRADEWEB US Treasury Marks data at 3:00 p.m. (New York time), on the applicable date (the “Tradeweb Data”) (or any successor source and/or screen determined by the calculation agent), rounded to the nearest ten-thousandth, expressed as a percentage). For the avoidance of doubt, while Tradeweb Data is generally subsequently published on the LSEG Data & Analytics (f/k/a Refinitiv) screen under the TRADEWEB MARKS at or around 3:00 p.m. (New York time) (the “LSEG Publication”), if there is a discrepancy between the Tradeweb Data and the LSEG Publication, then the Tradeweb Data will prevail for the purpose of determining the underlying asset clean price.

In the event that Tradeweb Data is temporarily or permanently unavailable at 3 p.m. New York time on the applicable date, the calculation agent will contact three (3) leading independent dealers in the U.S. treasury market that are not affiliated with us and will request firm bids for an aggregate nominal value of the underlying asset equal to: (i) the aggregate principal amount of the Notes divided by (ii) the conversion price. The calculation agent will take the highest bid price (which for the avoidance of doubt shall be expressed as a percentage) as the underlying asset clean price, rounded to the nearest ten-thousandth, regardless of the number of independent dealers responding to the poll.

In the event that Tradeweb Data is temporarily or permanently unavailable at 3:00 p.m. (New York time) on the applicable date and none of the independent dealers described in the preceding paragraph provide a firm bid price for the specified amount, then the calculation agent will, after consulting such sources as the calculation agent deems reasonably comparable to either of the foregoing, if any, or any other source it deems reasonable, determine the underlying asset clean price

UST Accrued Interest as of the Maturity Date:

The interest (expressed as a percentage) that is expected to be accrued and unpaid on the underlying asset as of the originally scheduled maturity date of the Notes, rounded to the nearest ten-thousandth, as indicated on the cover hereof.

(1) If such date is not a business day, the next following business day.

(2) The coupon due on the maturity date will include interest accrued from the settlement date to, but excluding, the unadjusted maturity date. If the maturity date is postponed beyond the originally scheduled maturity date because that day is not a U.S. government securities business day, interest will cease to accrue on the originally scheduled maturity date.

(3) Subject to acceleration upon the occurrence of an underlying asset acceleration event.

Investment Timeline

Trade Date	The final terms of the Notes are set.

Maturity Date

The final clean price of the underlying asset is observed on the final valuation date.

If the final clean price is equal to or greater than the initial clean price, in addition to the coupon otherwise due, UBS will pay you a cash payment per Note equal to:

Principal Amount of $1,000

If the final clean price is less than the initial clean price, in addition to the coupon otherwise due, UBS will deliver to you a number of the underlying asset (with cash paid in lieu of any fractional amount) per Note, equal to:

Physical Delivery Amount

In this scenario, you will receive the physical delivery amount, the value of which, based on the final clean price, will be worth less than the principal amount, if anything, and as of the maturity date, is expected to result in a loss on your Notes.

Investing in the Notes involves significant risks. The issuer is not necessarily obligated to repay the principal amount of the Notes at maturity, and the Notes have the same downside risk as an investment in the underlying asset. This risk is in addition to the credit risk inherent in purchasing a debt obligation of UBS. Any payment or delivery on the Notes, including any repayment of principal, is subject to the creditworthiness of UBS. If UBS were to default on its obligations, you may not receive any payments or deliveries owed to you under the Notes and you could lose all of your initial investment.

In exchange for receiving a coupon on the Notes, you are accepting the risk of receiving the physical delivery amount (or, in certain situations, cash in lieu thereof) if the final clean price is less than the initial clean price, the value of which, as of the final valuation date, will be less than the principal amount, if anything, and as of the maturity date, is expected to result in a loss on your Notes.

Key Risks

An investment in the Notes involves significant risks. Investing in the Notes is not equivalent to a hypothetical investment in the underlying asset. Some of the key risks that apply to the Notes are summarized below, but we urge you to read the more detailed explanation of risks relating to the Notes in “Considerations Relating to Indexed Securities” section of the accompanying prospectus. We also urge you to consult your investment, legal, tax, accounting and other advisors concerning an investment in the Notes.

Risks Relating to Return Characteristics

●Risk of loss at maturity — The Notes differ from ordinary debt securities in that UBS will not necessarily repay the full principal amount of the Notes at maturity. If the final clean price is less than the initial clean price, UBS will deliver to you a number of the underlying asset per Note at maturity equal to the physical delivery amount (with cash paid in lieu of any fractional amount), the value of which, based on the final clean price, will be worth less than the principal amount, if anything, and as of the maturity date, is expected to result in a loss on your Notes. Additionally, in the event that the final clean price is less than the initial clean price, any decline in the price of the underlying asset from the final valuation date to the maturity date will cause your return on the Notes to be less than the return you would have received had UBS instead paid you the cash value of the physical delivery amount as of the final valuation date.

●The stated payout from the issuer applies only if you hold your Notes to maturity — You should be willing to hold your Notes to maturity. If you are able to sell your Notes prior to maturity in the secondary market, you may have to sell them at a loss relative to your initial investment even if the price of the underlying asset at such time is equal to or greater than the initial clean price. All payments and deliveries on the Notes are subject to the creditworthiness of UBS.

●Your potential return on the Notes is limited to the coupon, you will not participate in any appreciation of, or receive interest paid on, the underlying asset and you will not have the same rights as holders of the underlying asset — Your return on the Notes is limited to the coupon paid and you will not participate in any appreciation of, or receive interest paid on, the underlying asset, even though you will be exposed to the downside risk of the underlying asset if the final clean price is less than the initial clean price. If the final clean price is less than the initial clean price, you will receive the physical delivery amount (per Note). The physical delivery amount (per Note) is determined by reference to the conversion price, which is equal to the sum of the initial clean price plus UST accrued interest as of the maturity date of the Notes, which may be greater than the actual accrued interest on the underlying asset as of the trade date, (each, expressed as a dollar amount, calculated based on the $100.00 face amount of the underlying asset).

●A higher coupon rate may reflect greater volatility of the underlying asset, and greater volatility generally indicates an increased risk of loss at maturity — The economic terms for the Notes, including the coupon rate, are based, in part, on the volatility of the underlying asset at the time the terms of the Notes are set. “Volatility” refers to the frequency and magnitude of changes in the price of the underlying asset. The greater the volatility of the underlying asset, the greater the expectation is as of that date that the final clean price could be less than the initial clean price and, as a consequence, indicates an increased risk of loss. All things being equal, this greater volatility will generally be reflected in a higher coupon rate than the yield payable on our conventional debt securities with a similar maturity or on otherwise comparable securities. Therefore, a relatively higher coupon rate may indicate an increased risk of loss. You should be willing to accept the downside risk of the underlying asset and the potential to lose some or all of your initial investment.

●Under certain circumstances, we may pay you the cash value of the physical delivery amount in lieu of delivery of the underlying asset — If we are unable to deliver to you the physical delivery amount as required by the terms of the Notes, due to a legal or other restriction or because it is commercially impracticable for us to do so, we may instead elect to pay you the cash value of the physical delivery amount (calculated in the same manner as any fractional amount) in lieu of delivery. If the final clean price is less than the initial clean price and we elect to pay the cash value in lieu of delivering the physical delivery amount, any increase in the price of the underlying asset during the period between the final valuation date and the maturity date will cause your return on the Notes to be less than the return you would have received had we instead delivered the physical delivery amount to you.

●The Notes may be subject to early redemption following an underlying asset acceleration event and, therefore, are subject to reinvestment risk — We may elect to redeem the Notes early following the occurrence of an underlying asset acceleration event, as described more herein under "Additional Terms of the Notes — Early Redemption Following an Underlying Asset Acceleration Event". Accordingly, the term of the Notes may be limited. In the event that the Notes are subject to early redemption, interest will cease to accrue as of the maturity date as accelerated, resulting in a lower coupon than you would have received had the Notes remained outstanding until the originally scheduled maturity date. Additionally, there is no guarantee that you would be able to reinvest the proceeds at a comparable rate of return and/or with a comparable coupon rate for a similar level of risk. Finally, to the extent you are able to reinvest such proceeds in an investment comparable to the Notes, you may incur transaction costs such as dealer discounts and hedging costs built into the price of the new securities.

Risks Relating to Characteristics of the Underlying Asset

●Market risk — The return on the Notes, which may be negative, is directly based on the performance of the underlying asset. The price of the underlying asset can rise or fall sharply due to factors specific to the underlying asset and to changes in the market and economy of the U.S. Changes in the U.S. that could influence the value of the underlying asset include (i) economic performance, including any financial or economic crises and changes in the gross domestic product, the principal economic sectors, inflation, employment and labor, and prevailing prices and wages; (ii) the monetary system, including the monetary policy, target and real interest rates, the exchange rate policy, the economic and tax policies, banking regulation, credit allocation and exchange controls; (iii) the external sector, including the amount and types of foreign trade, the geographic distribution of trade, the balance of payments, and reserves and exchange rates; (iv) public finance, including the budget process, any entry into or termination of any economic or monetary agreement or union, the prevailing accounting methodology, the measures of fiscal balance, revenues and expenditures, and any government enterprise or privatization program; and (v) public debt, including external debt, debt service and the debt record. Additionally, the value of the underlying asset is significantly influenced by the creditworthiness of the U.S. government. Following a ratings downgrade of the U.S. or the widening of credit spreads, U.S. government issued debt securities, including the underlying asset, may suffer significant and rapid price declines. These, and other factors, are interrelated in complex ways. You, as an investor in the Notes, should conduct your own investigation into the underlying asset.

●There can be no assurance that the investment view implicit in the Notes will be successful — It is impossible to predict whether and the extent to which the price of the underlying asset will rise or fall. There can be no assurance that the final clean price will be equal to or greater than the initial clean price. The price of the underlying asset will be influenced by complex and interrelated political, economic, financial and other factors that affect the underlying asset. You should be willing to accept the downside risks associated with U.S. government issued debt in general and the underlying asset in particular, and the risk of losing some or all of your initial investment.

●Owning the Notes is not the same as a direct investment in the underlying asset and you will not have the same rights as holders of the underlying asset unless and until you receive the physical delivery amount at maturity — Owning the Notes is not the same as a direct investment in the underlying asset and your return on the Notes will not reflect the return you would realize if you actually owned the underlying asset. Unless and until you receive the physical delivery amount at maturity, you will not have the same rights as holders of the underlying asset. For example, except to the extent the UST accrued interest as of the maturity date is used to determine the conversion price, your return on the Notes is not based on, and you will not receive, the interest paid on the underlying asset. Furthermore, the cash value of any fractional amount and, in limited circumstances, the physical delivery amount, will be based on the final clean price and UST accrued interest as of the maturity date, regardless of any actual payments on the underlying asset. Additionally, the tax consequences of an investment in the Notes may differ from a direct investment in the underlying asset.

●The underlying asset has limited trading history — The underlying asset was only recently issued and, therefore, has limited historical performance. As a result, limited actual historical underlying asset performance information is available for you to consider in making an independent investigation of the underlying asset, which may make it difficult for you to make an informed decision with respect to the Notes. The future performance of the underlying asset cannot be predicted based on its historical performance and may bear little or no relation to its historical performance. Additionally, even though there are other U.S. government issued Treasury notes with a similar initial term issued before the underlying asset and generalized data regarding U.S. Treasury notes with a term equal to that of the underlying asset may be available, there can be no assurance that any such historical performance information will bear any relation to the performance of the underlying asset.

●Legal and regulatory risks — Legal and regulatory changes could adversely affect the underlying asset clean price and, as a result, the market value of, and return on, the Notes. For example, the SEC recently published a final rule requiring the central clearing of certain cash and repurchase transactions involving U.S. Treasury securities, such as the underlying asset, and the SEC or another U.S. governmental body may adopt additional rules or regulations in the future. In addition, many governmental agencies and regulatory organizations are authorized to take extraordinary actions in the event of national and market emergencies. It is not possible to predict the effect of any future legal or regulatory action relating to the underlying asset, but any such action could cause unexpected volatility and instability in the U.S. Treasury securities markets and could have a substantial and adverse effect on the performance of the underlying asset and, therefore, the market value of, and return on, the Notes.

●Your underlying asset is traded in a decentralized market —The underlying asset is traded in a decentralized market. While the market for U.S. Treasury bonds, such as the underlying asset, has historically been liquid relative to other government issued debt securities, any decentralized market is subject to risks associated with a potential deterioration of liquidity and a lack of price transparency. If the market for the underlying asset were to become less liquid, it may adversely affect the availability of pricing information and, consequently, the underlying asset clean price and market value of, and return on, the Notes.

Furthermore, the U.S. Department of the Treasury has stated that during times of market stress there is strong evidence to suggest that higher liquidity in "on-the-run" Treasury security, which is the most recently issued Treasury security of a particular tenor, has resulted in on-the-run premiums that are relatively high despite sizeable and frequent issuance when compared to "off-the-run" Treasury securities. This means that when a Treasury security with the same term as the underlying asset is issued, the underlying asset will be considered "off-the-run" and could experience lower liquidity and a drop in its market price, particularly in times of market stress. The lack of liquidity in off-the-run issues could be so severe during times of stress that the U.S. Department of the Treasury, and other market makers and dealers, may refrain from transacting in such securities due to their extremely wide bid/ask spreads. This lack of liquidity could be compounded by the fact that Treasury securities do not trade in a centralized market.

●Your return on the Notes will generally be based on the price information displayed on Tradeweb, regardless of whether Tradeweb is the market-accepted source for such prices or whether the prices available from other sources are more favorable and, in some instances, may be determined by the calculation agent —The underlying asset clean price will be determined by the calculation agent by reference to Tradeweb, except in the limited circumstances described elsewhere herein. Tradeweb is a builder and operator of electronic marketplaces that seeks to offer market participants liquidity and solutions for price discovery, order execution and trade workflows. You should note that while Tradeweb is currently a source for U.S. Treasury bond information and prices, such as the underlying asset, it is not the only source, and prices available in other sources, including, but not limited to, LSEG, may be more favorable than the ones shown in Tradeweb at any given point in time. In addition, Tradeweb, at any time during the life of the Notes, may not be the source that most market participants look to for price information on U.S. Treasury bonds generally or the underlying asset specifically. Your return on the Notes will be based on the price information displayed on Tradeweb, regardless of whether Tradeweb is the market-accepted source for such prices or if the prices available from other sources are more favorable. Notwithstanding the foregoing, if Tradeweb ceases to publish the relevant data or otherwise is discontinued, the calculation agent may select a successor source and/or screen to determine the underlying asset clean price. Further, pricing information from Tradeweb, such as the underlying asset clean price, is not currently accessible by individuals; while Tradeweb Data is generally subsequently published on LSEG (as described elsewhere herein), and can be accessed by individuals with a license agreement, there is no guarantee that this will continue to be the case. If there is a discrepancy between the Tradeweb Data and the LSEG Publication, then the Tradeweb Data will prevail for the purpose of determining the underlying asset clean price. Additionally, if Tradeweb is unavailable and the calculation agent does not receive any firm quotations, the calculation agent may be required to determine the underlying asset clean price. Accordingly, your return on the Notes may be more favorable if the calculation agent used another source of pricing information for the underlying asset.

Estimated Value Considerations

●The issue price you pay for the Notes exceeds their estimated initial value — The issue price you pay for the Notes exceeds their estimated initial value as of the trade date due to the inclusion in the issue price of the underwriting discount, hedging costs, issuance costs and projected profits. As of the close of the relevant markets on the trade date, we have determined the estimated initial value of the Notes by reference to our internal pricing models and it is set forth in this pricing supplement. The pricing models used to determine the estimated initial value of the Notes incorporate certain variables, including the price and volatility of the underlying asset, expected interest and yield on the underlying asset, prevailing interest rates, the term of the Notes and of the underlying asset and our internal funding rate. Our internal funding rate is typically lower than the rate we would pay to issue conventional fixed or floating rate debt securities of a similar term. The underwriting discount, hedging costs, issuance costs, projected profits and the difference in rates will reduce the economic value of the Notes to you. Due to these factors, the estimated initial value of the Notes as of the trade date is less than the issue price you pay for the Notes.

●The estimated initial value is a theoretical price; the actual price at which you may be able to sell your Notes in any secondary market (if any) at any time after the trade date may differ from the estimated initial value — The value of your Notes at any time will vary based on many factors, including the factors described above and in “— Risks Relating to Characteristics of the Underlying Asset — Market risk” above and is impossible to predict. Furthermore, the pricing models that we use are proprietary and rely in part on certain assumptions about future events, which may prove to be incorrect. As a result, after the trade date, if you attempt to sell the Notes in the secondary market, the actual value you would receive may differ, perhaps materially, from the estimated initial value of the Notes determined by reference to our internal pricing models. The estimated initial value of the Notes does not represent a minimum or maximum price at which we or any of our affiliates would be willing to purchase your Notes in any secondary market at any time.

●Our actual profits may be greater or less than the differential between the estimated initial value and the issue price of the Notes as of the trade date — We may determine the economic terms of the Notes, as well as hedge our obligations, at least in part, prior to the trade date. In addition, there may be ongoing costs to us to maintain and/or adjust any hedges and such hedges are often imperfect. Therefore, our actual profits (or potentially, losses) in issuing the Notes cannot be determined as of the trade date and any such differential between the estimated initial value and the issue price of the Notes as of the trade date does not reflect our actual profits. Ultimately, our actual profits will be known only at the maturity of the Notes.

Risks Relating to Liquidity and Secondary Market Price Considerations

●There may be little or no secondary market for the Notes — The Notes will not be listed or displayed on any securities exchange or any electronic communications network. There can be no assurance that a secondary market for the Notes will develop. UBS Securities LLC and its affiliates intend, but are not required, to make a market in the Notes and may stop making a market at any time. If you are able to sell your Notes prior to maturity, you may have to sell them at a substantial loss. The estimated initial value of the Notes does not represent a minimum or maximum price at which we or any of our affiliates would be willing to purchase your Notes in any secondary market at any time.

●The price at which UBS Securities LLC and its affiliates may offer to buy the Notes in the secondary market (if any) may be greater than UBS’ valuation of the Notes at that time, greater than any other secondary market prices provided by unaffiliated dealers (if any) and, depending on your broker, greater than the valuation provided on your customer account statements — For a limited period of time following the issuance of the Notes, UBS Securities LLC or its affiliates may offer to buy or sell such Notes at a price that exceeds (i) our valuation of the Notes at that time based on our internal pricing models, (ii) any secondary market prices provided by unaffiliated dealers (if any) and (iii) depending on your broker, the valuation provided on customer account statements. The price that UBS Securities LLC may initially offer to buy such Notes following issuance will exceed the valuations indicated by our internal pricing models due to the inclusion for a limited period of time of the aggregate value of the underwriting discount, hedging costs, issuance costs and theoretical projected trading profit. The portion of such amounts included in our price will decline to zero on a straight line basis over a period ending no later than the date specified under “Supplemental Plan of Distribution (Conflicts of Interest); Secondary Markets (if any).” Thereafter, if UBS Securities LLC or an affiliate makes secondary markets in the Notes, it will do so at prices that reflect our estimated value determined by reference to our internal pricing models at that time. The temporary positive differential relative to our internal pricing models arises from requests from and arrangements made by UBS Securities LLC with the selling agents of structured debt securities such as the Notes. As described above, UBS Securities LLC and its affiliates intend, but are not required, to make a market for the Notes and may stop making a market at any time. The price at which UBS Securities LLC or an affiliate may make secondary markets at any time (if at all) will also reflect its then current bid-ask spread for similar sized trades of structured debt securities. UBS Financial Services Inc. and UBS Securities LLC reflect this temporary positive differential on their customer statements. Investors should inquire as to the valuation provided on customer account statements provided by unaffiliated dealers.

●Economic and market factors affecting the terms and market price of Notes prior to maturity — Because structured notes, including the Notes, can be thought of as having a debt component and a derivative component, factors that influence the values of debt instruments and options and other derivatives will also affect the terms and features of the Notes at issuance and the market price of the Notes prior to maturity. These factors include the price of the underlying asset; the volatility of the underlying asset; expected interest on the underlying asset; the time remaining to the maturity of the Notes and of the underlying asset; interest rates in the markets; geopolitical conditions and economic, financial, political, force majeure and regulatory or judicial events; the creditworthiness of UBS; the then current bid-ask spread for the Notes and the factors discussed under "— Risks Relating to Characteristics of the Underlying Asset — Market Risk“ above and "— Risks Relating to Hedging Activities and Conflicts of Interest — Potential conflicts of interest” below. These and other factors are unpredictable and interrelated and may offset or magnify each other.

●Impact of fees and the use of internal funding rates rather than secondary market credit spreads on secondary market prices — All other things being equal, the use of the internal funding rates described above under “— Estimated Value Considerations” as well as the inclusion in the issue price of the underwriting discount, hedging costs, issuance costs and any projected profits are, subject to the temporary mitigating effect of UBS Securities LLC’s and its affiliates’ market making premium, expected to reduce the price at which you may be able to sell the Notes in any secondary market.

Risks Relating to Hedging Activities and Conflicts of Interest

●Potential conflicts of interest —There are potential conflicts of interest between you and the calculation agent, which will be an affiliate of UBS. The calculation agent will determine the payment at maturity of the Notes, if any, based on its observed price of the underlying asset (in the manner specified elsewhere herein). As UBS determines the economic terms of the Notes, including the coupon rate, physical delivery amount and such terms include the underwriting discount, hedging costs, issuance costs and projected profits, the Notes represent a package of economic terms. There are other potential conflicts of interest insofar as an investor could potentially get better economic terms if that investor entered into exchange-traded and/or OTC derivatives or other instruments with third parties, assuming that such instruments were available and the investor had the ability to assemble and enter into such instruments.

●Potential UBS impact on price — Trading or transactions by UBS or its affiliates in the underlying asset (including trading and quotations by UBS or its affiliates on Tradeweb), listed and/or over-the-counter options, futures, exchange-traded funds or other instruments with returns linked to the performance of the underlying asset or U.S. government issued debt securities generally, may adversely affect the price of the underlying asset and the Tradeweb Data and, therefore, the market value of, and return on, the Notes.

●Dealer incentives — UBS and its affiliates act in various capacities with respect to the Notes. We and our affiliates may act as a principal agent or dealer in connection with the sale of the Notes. Such affiliates, including the sales representatives, will derive compensation from the distribution of the Notes and such compensation may serve as an incentive to sell these Notes instead of other investments. We will pay total underwriting compensation in an amount equal to the underwriting discount listed on the cover hereof per Note to any of our affiliates acting as agents or dealers in connection with the distribution of the Notes. Given that UBS Securities LLC and its affiliates temporarily maintain a market making premium, it may have the effect of discouraging UBS Securities LLC and its affiliates from recommending sale of your Notes in the secondary market.

●Potentially inconsistent research, opinions or recommendations by UBS — UBS and its affiliates publish research from time to time on financial markets and other matters that may influence the value of, and return on, the Notes, or express opinions or provide recommendations that are inconsistent with purchasing or holding the Notes. Any research, opinions or recommendations expressed by UBS or its affiliates may not be consistent with each other and may be modified from time to time without notice. Investors should make their own independent investigation of the merits of investing in the Notes and the underlying asset.

Risks Relating to General Credit Characteristics

●Credit risk of UBS — The Notes are unsubordinated, unsecured debt obligations of UBS and are not, either directly or indirectly, an obligation of any third party. Any payment to be made on the Notes, including any repayment of principal, depends on the ability of UBS to satisfy its obligations as they come due. As a result, UBS’ actual and perceived creditworthiness may affect the market value of the Notes. If UBS were to default on its obligations, you may not receive any payment owed to you under the terms of the Notes and you could lose all of your initial investment.

●The Notes are not bank deposits — An investment in the Notes carries risks which are very different from the risk profile of a bank deposit placed with UBS or its affiliates. The Notes have different yield and/or return, liquidity and risk profiles and would not benefit from any protection provided to deposits.

●If UBS experiences financial difficulties, FINMA has the power to open restructuring or liquidation proceedings in respect of, and/or impose protective measures in relation to, UBS, which proceedings or measures may have a material adverse effect on the terms and market value of the Notes and/or the ability of UBS to make payments or deliveries thereunder — The Swiss Federal Act on Banks and Savings Banks of November 8, 1934, as amended (the “Swiss Banking Act”) grants the Swiss Financial Market Supervisory Authority (“FINMA”) broad powers to take measures and actions in relation to UBS if it concludes that there is justified concern that UBS is over-indebted or has serious liquidity problems or, after expiry of a deadline, UBS fails to fulfill the applicable capital adequacy requirements (whether on a standalone or consolidated basis). If one of these pre-requisites is met, FINMA is authorized to open restructuring proceedings or liquidation (bankruptcy) proceedings in respect of, and/or impose protective measures in relation to, UBS. The Swiss Banking Act grants significant discretion to FINMA in connection with the aforementioned proceedings and measures. In particular, a broad variety of protective measures may be imposed by FINMA, including a bank moratorium or a maturity postponement, which measures may be ordered by FINMA either on a stand-alone basis or in connection with restructuring or liquidation proceedings.

In restructuring proceedings, FINMA, as resolution authority, is competent to approve the restructuring plan. The restructuring plan may, among other things, provide for (a) the transfer of all or a portion of UBS’ assets, debts, other liabilities and contracts (which may or may not include the contractual relationship between UBS and the holders of Notes) to another entity, (b) a stay (for a maximum of two business days) on the termination of contracts to which UBS is a party, and/or the exercise of (w) rights to terminate, (x) netting rights, (y) rights to enforce or dispose of collateral or (z) rights to transfer claims, liabilities or collateral under contracts to which UBS is a party, (c) the partial or full conversion of UBS’ debt and/or other obligations, including its obligations under the Notes, into equity (a “debt-to-equity” swap), and/or (d) the partial or full write-off of obligations owed by UBS (a “write-off”), including its obligations under the Notes. Prior to any debt-to-equity swap or write-off with respect to any Notes, outstanding equity and debt instruments issued by UBS qualifying as additional tier 1 capital or tier 2 capital must be converted or written-down, as applicable, and cancelled. The Swiss Banking Act addresses the order in which a debt-to-equity swap or a write-off of debt instruments (other than debt instruments qualifying as additional tier 1 capital or tier 2 capital) should occur: first, all subordinated obligations not qualifying as regulatory capital; second, debt instruments for loss absorbency in the course of insolvency measures (Schuldinstrumente zur Verlusttragung im Falle von Insolvenzmassnahmen) under the Swiss Ordinance concerning Capital Adequacy and Risk Diversification for Banks and Securities Dealers of June 1, 2012, as amended; third, all other obligations not excluded by law from a debt-to-equity swap or write-off (other than deposits), such as the Notes; and fourth, deposits to the extent in excess of the amount privileged by law. However, given the broad discretion granted to FINMA, any restructuring plan approved by FINMA in connection with restructuring proceedings with respect to UBS could provide that the claims under or in connection with the Notes will be fully or partially converted into equity or written-off, while preserving other obligations of UBS that rank pari passu with UBS’ obligations under the Notes. Consequently, the exercise by FINMA of any of its statutory resolution powers or any suggestion of any such exercise could materially adversely affect the rights of holders of the Notes, the price or value of their investment in the Notes and/or the ability of UBS to satisfy its obligations under the Notes and could lead to holders losing some or all of their investment in the Notes.

Once FINMA has opened restructuring proceedings with respect to UBS, it may consider factors such as the results of operations, financial condition (in particular, the level of indebtedness, potential future losses and/or restructuring costs), liquidity profile and regulatory capital adequacy of UBS and its subsidiaries, or any other factors of its choosing, when determining whether to exercise any of its statutory resolution powers with respect to UBS, including, if it chooses to exercise such powers to order a debt-to- equity swap and/or a write-off, whether to do so in full or in part. The criteria that FINMA may consider in exercising any statutory resolution power provide it with considerable discretion. Therefore, holders of the Notes may not be able to refer to publicly available criteria in order to anticipate a potential exercise of any such power and, consequently, its potential effects on the Notes and/or UBS.

If UBS were to be subject to restructuring proceedings, the creditors whose claims are affected by the restructuring plan would not have a right to vote on, reject, or seek the suspension of the restructuring plan. In addition, if a restructuring plan with respect to UBS has been approved by FINMA, the rights of a creditor to challenge the restructuring plan or have the restructuring plan reviewed by a judicial or administrative process or otherwise (e.g., on the grounds that the plan would unduly prejudice the rights of holders of Notes or otherwise be in violation of the Swiss Banking Act) are very limited. Even if any of UBS’ creditors were to successfully challenge the restructuring plan in court, the court could only require the relevant creditors to be compensated ex post and there is currently no guidance as to on what basis such compensation would be calculated and how it would be funded. Any such challenge (even if successful) would not suspend, or result in the suspension of, the implementation of the restructuring plan.

Risks Relating to U.S. Federal Income Taxation

●Uncertain tax treatment — Significant aspects of the tax treatment of the Notes are uncertain. You should read the discussion herein under “What Are the Tax Consequences of the Notes?” and consult your tax advisor about your tax situation.

Hypothetical Examples of How the Notes Might Perform

The below examples are based on hypothetical terms. The actual terms are indicated on the cover hereof.

The examples below illustrate the payment or delivery at maturity, as applicable, for a $1,000 Note on a hypothetical offering of the Notes, with the following assumptions (amounts may have been rounded for ease of reference):

Principal Amount:	$1,000 per Note
Term:	Approximately 6 months
Coupon Rate:	4.25% per annum*
Coupon:	$21.25*
Initial Clean Price:	100.00%, which is equal to the hypothetical underlying asset clean price on the hypothetical trade date
UST Accrued Interest as of the Maturity Date:	0.653%
Conversion Price:

$100.653, which is equal to the sum of the initial clean price and the UST accrued interest as of the maturity date (each, expressed as a dollar amount, calculated based on the $100.00 face amount of the underlying asset)

Physical Delivery Amount per Note**	9.9351
*	The actual coupon will be calculated in the manner described herein under "Preliminary Terms — Coupon Payment Date, Coupon Rate and Coupon".
**	Equal to the quotient of (i) the principal amount per Note divided by (ii) the conversion price, rounded to the nearest ten-thousandth of one underlying asset. If you receive the physical delivery amount at maturity, any fractional amount included in the physical delivery amount will be paid in cash at an amount equal to the product of (i) the fractional amount and (ii) the sum of (a) the final clean price and (b) the UST accrued interest as of the maturity date (each, expressed as a dollar amount, calculated based on the $100.00 face amount of the underlying asset), rounded to the nearest cent.

Hypothetical Final Clean Price(1)	Percentage Change of the Underlying Asset Clean Price(2)	Coupon	Payment at Maturity (Excluding Coupon)	Payment at Maturity (Including Coupon)	Total Return on the Notes
140.00%	40.00%	$21.25	$1,000.00	$1,021.25	2.125%
135.00%	35.00%	$21.25	$1,000.00	$1,021.25	2.125%
130.00%	30.00%	$21.25	$1,000.00	$1,021.25	2.125%
125.00%	25.00%	$21.25	$1,000.00	$1,021.25	2.125%
120.00%	20.00%	$21.25	$1,000.00	$1,021.25	2.125%
115.00%	15.00%	$21.25	$1,000.00	$1,021.25	2.125%
110.00%	10.00%	$21.25	$1,000.00	$1,021.25	2.125%
105.00%	5.00%	$21.25	$1,000.00	$1,021.25	2.125%
100.00%	0.00%	$21.25	$1,000.00	$1,021.25	2.125%
99.00%	-1.00%	$21.25	$990.06(3)(4)	$1,011.31	1.131%
98.00%	-2.00%	$21.25	$980.13(3)(4)	$1,001.38	0.138%
97.00%	-3.00%	$21.25	$970.19(3)(4)	$991.44	-0.856%
96.00%	-4.00%	$21.25	$960.26(3)(4)	$981.51	-1.849%
90.00%	-10.00%	$21.25	$900.65(3)(4)	$921.90	-7.810%
80.00%	-20.00%	$21.25	$801.30(3)(4)	$822.55	-17.745%
70.00%	-30.00%	$21.25	$701.94(3)(4)	$723.19	-27.681%
60.00%	-40.00%	$21.25	$602.59(3)(4)	$623.84	-37.616%
50.00%	-50.00%	$21.25	$503.24(3)(4)	$524.49	-47.551%
25.00%	-75.00%	$21.25	$254.87(3)(4)	$276.12	-72.388%
1.00%	-99.00%	$21.25	$16.42(3)(4)	$37.67	-96.233%
0.00%	-100.00%	$21.25	$6.49(3)(4)	$27.74	-97.226%
(1)	Represents the final clean price as of the final valuation date.
(2)	Represents the percentage change in the underlying asset clean price from the initial clean price to the hypothetical final clean price.
(3)	Represents the cash value of the physical delivery amount as of the final valuation date based on the sum of (i) the hypothetical final clean price and (ii) the UST accrued interest as of the maturity date. On the maturity date, you will receive 9 UST and cash in an amount equal to the product of (i) 0.9351 and (ii) the sum of (i) the hypothetical final clean price and (ii) the UST accrued interest as of the maturity date. The actual value received and the total return on the Notes at maturity will depend on the price of the underlying asset on the maturity date.
(4)	If you receive the physical delivery amount, your return on any underlying asset received will depend on the price when sold and any payments made on the underlying asset.

Investors should note that, in the event that the final clean price is less than the initial clean price, any decline in the price of the underlying asset during the period between the final valuation date and the maturity date will cause your return on the Notes to be less than the return you would have received had we instead paid you an amount in cash equal to the physical delivery amount.

Investing in the Notes involves significant risks. The Notes differ from ordinary debt securities in that UBS is not necessarily obligated to repay the full amount of your initial investment. In exchange for receiving a coupon on the Notes, you are accepting the risk of receiving the physical delivery amount (or, in certain situations, cash in lieu thereof) if the final clean price is less than the initial clean price, the value of which, as of the final valuation date, will be less than the principal amount, if anything, and as of the maturity date, is expected to result in a loss on your Notes. Any payment or delivery on the Notes, including any repayment of principal, is subject to the creditworthiness of UBS. If UBS were to default on its obligations, you may not receive any payments or deliveries owed to you under the Notes and you could lose all of your initial investment.

Information About the Underlying Asset

All disclosures contained in this document regarding the underlying asset are derived from publicly available information. UBS has not conducted any independent review or due diligence of any publicly available information with respect to the underlying asset. You should make your own investigation into the underlying asset.

Included below is a brief description of the underlying asset. This information has been obtained from publicly available sources. Set forth below is a graph that illustrates the past performance for the underlying asset. The information given below is for the period indicated. We obtained the past performance information set forth below from Tradeweb Data without independent verification. You should not take the historical prices of the underlying asset as an indication of future performance.

The Underlying Asset

The underlying asset is the U.S. Treasury Note bearing interest at a rate of 3-7/8% per annum, having a face amount of $100.00 per UST and maturing on August 15, 2034 (ISIN: US91282CLF67).

Information from outside sources is not incorporated by reference in, and should not be considered part of, this document or any document incorporated herein by reference. UBS has not conducted any independent review or due diligence of any publicly available information with respect to the underlying asset.

Historical Information

The graph below illustrates the performance of the underlying asset from August 7, 2024 through October 11, 2024, based on the daily mid-price computed from the last reported bid and ask prices as reported by Tradeweb Data, without independent verification. The underlying asset clean price as of October 11, 2024 was 98.3828%. The historical information in this section was obtained from Tradeweb Data (in the manner described elsewhere herein). UBS has not conducted any independent review or due diligence of any publicly available information obtained from Tradeweb Data or any other third-party data provider. Past performance of the underlying asset is not indicative of the future performance of the underlying asset during the term of the Notes.

104.5
103.5
102.5
101.5
100.5
99.5
98.5
97.5
Aug-2024
Aug-2024
Aug-2024
Aug-2024
Sep-2024
Sep-2024
Sep-2024
Sep-2024

What Are the Tax Consequences of the Notes?

The U.S. federal income tax consequences of your investment in the Notes are uncertain. There are no statutory provisions, regulations, published rulings or judicial decisions addressing the characterization for U.S. federal income tax purposes of securities with terms that are substantially the same as the Notes. Some of these tax consequences are summarized below, but we urge you to discuss the tax consequences of your particular situation with your tax advisor. This discussion is based upon the U.S. Internal Revenue Code of 1986, as amended (the “Code”), final, temporary and proposed U.S. Department of the Treasury (the “Treasury”) regulations, rulings and decisions, in each case, as available and in effect as of the date hereof, all of which are subject to change, possibly with retroactive effect. Tax consequences under state, local and non-U.S. laws are not addressed herein. No ruling from the U.S. Internal Revenue Service (the “IRS”) has been sought as to the U.S. federal income tax consequences of your investment in the Notes, and the following discussion is not binding on the IRS. This discussion replaces the U.S. federal income tax discussions in the accompanying prospectus.

General. This discussion, other than the section below entitled “Non-U.S. Holders”, applies to you only if you are a U.S. Holder, the original investor in the Notes and you hold your Notes as capital assets within the meaning of Section 1221 of the Code for tax purposes. This section does not apply to you if you are a member of a class of holders subject to special rules, such as:

●    a dealer in securities or currencies,

●a trader in securities that elects to use a mark-to-market method of accounting for your securities holdings,

●a financial institution or a bank,

●a regulated investment company or a real estate investment trust or a common trust fund,

●a life insurance company,

●a tax-exempt organization or an investor holding the securities in a tax-advantaged account (such as an “individual retirement account” or “Roth IRA”),as defined in Section 408 of the Code or Section 408A of the Code, respectively,

●a U.S. holder (as defined below) that is subject to special tax accounting rules under Section 451(b) of the Code,

●a person that owns Notes as part of a hedging transaction, straddle, synthetic security, conversion transaction, or other integrated transaction, or enters into a “constructive sale” with respect to the Notes or a “wash sale” with respect to the Notes or the underlying asset, or

●a U.S. holder (as defined below) whose functional currency for tax purposes is not the U.S. dollar.

You are a U.S. holder if you are a beneficial owner of a Note and you are: (i) a citizen or resident of the U.S., (ii) a domestic corporation, (iii) an estate whose income is subject to U.S. federal income tax regardless of its source, or (iv) a trust if a U.S. court can exercise primary supervision over the trust’s administration and one or more U.S. persons are authorized to control all substantial decisions of the trust.

An individual may, subject to certain exceptions, be deemed to be a resident of the U.S. by reason of being present in the U.S. for at least 31 days in the calendar year and for an aggregate of at least 183 days during a three-year period ending in the current calendar year (counting for such purposes all of the days present in the current year, one-third of the days present in the immediately preceding year, and one-sixth of the days present in the second preceding year).

If a partnership, or any entity treated as a partnership for U.S. federal income tax purposes, holds the Notes, the U.S. federal income tax treatment of a partner will generally depend on the status of the partner and the tax treatment of the partnership. A partner in a partnership holding the Notes should consult its tax advisor with regard to the U.S. federal income tax treatment of an investment in the Notes.

U.S. Tax Treatment. There are no statutory provisions, regulations, published rulings or judicial decisions addressing the treatment for U.S. federal income tax purposes of instruments with terms that are substantially the same as the Notes. Accordingly, the U.S. federal income tax consequences of your investment in the Notes are complex and uncertain. By purchasing a Note, you and UBS hereby agree (in the absence of a statutory or regulatory change or an administrative determination or judicial ruling to the contrary) to characterize your Notes for all tax purposes as an investment unit consisting of two components (i) a non-contingent payment debt instrument issued by us to you (the “debt component”) and (ii) a put option contract (the “put option component”) written by you in respect of the underlying asset. Except for the possible alternative treatments described below, the balance of this summary assumes that the Notes are so treated.

Tax Treatment of Coupons. The debt component of the Notes would likely be treated as having been issued for the principal amount of the Notes and coupons on the Notes would likely be treated in part as payments of interest with respect to the debt component and in part as premium payments for the put option component.

With respect to coupon payments you receive, you agree to treat such payments as consisting of interest on the debt component and a payment with respect to the put option component as follows:

Coupon	Interest on Debt Component	Put Option Component
3.275%	1.29%	1.985%

Amounts treated as interest on the debt component are likely to be subject to the general rules governing interest payments on short-term notes and therefore would be required to be accrued by accrual-basis taxpayers (and cash-basis taxpayers that elect to accrue interest currently) on either the straight-line method, or, if elected, the constant yield method, compounded daily. Cash-basis taxpayers who do not elect to accrue interest currently are likely to be required to include interest into income upon receipt of such interest. Amounts treated as premium payments for the put option component are likely to be initially deferred from inclusion in income and would either be included in income as short-term capital gain upon the maturity of the Notes (regardless of the holder’s actual holding period) if the principal amount is repaid in cash or would reduce the tax basis of the underlying asset if you receive the physical delivery amount (unless such receipt of the underlying asset is treated as a taxable settlement of the Notes, in which case the put option component will be included in the amount realized when determining gain or loss on such taxable settlement, as described below).

Tax Treatment of Notes at Maturity. Any coupon received upon maturity of the Notes would be taxable as described above under “— Tax Treatment of Coupons”. If your Notes are held to maturity and you do not receive the physical delivery amount, you will be deemed to have cash-settled the obligation under the put option component with a portion of the proceeds of the debt component and would generally recognize short-term capital gain or loss equal to (i) the amount of the cash received (other than the coupon) on the debt component less (ii) (x) the amount of the debt component less (y) the aggregate premium payments received for the put option component. If, instead, you receive the physical delivery amount, a payment of the underlying asset at maturity is likely to be treated as (i) payment in full of the principal amount of the debt component, which does not result in the recognition of gain or loss to a holder of the Notes (other than with respect to cash received in lieu of any fractional amount) and (ii) the deemed exercise by us of the put option contract with such holder’s purchase of the underlying asset for an amount equal to the principal amount of the Notes. A holder’s U.S. federal income tax basis in the underlying asset received (including cash received in lieu of any fractional amount) would equal the principal amount of the Notes less the total amount of payments received for the put option component and previously deferred as described above and any amount allocated to accrued interest on the underlying asset received. With respect to any cash received in lieu of any fractional amount, you should recognize capital gain or loss in an amount equal to the difference between the amount of that cash and the tax basis allocable to the fractional amount. Alternatively, the IRS may treat the receipt of the underlying asset at maturity as a taxable settlement of the Notes followed by a purchase of the underlying asset pursuant to the original terms of the Notes. If the receipt of the underlying asset is so treated, (i) you should recognize capital gain or loss equal to the difference between the fair market value of the underlying asset received at such time plus the cash you receive in lieu of any fractional amount and the cash previously received (and not included in income) in respect of the put option component, if any, and the amount you paid for your Note, and (ii) you should take a basis in such underlying asset in an amount equal to their fair market value at such time less the amount of the purchase price allocated to accrued interest on the underlying asset received.

This discussion does not address the U.S. federal income tax consequences to you of holding or disposing of the underlying asset that you may receive in connection with your investment in the Notes. If you receive the physical delivery amount, certain adverse U.S. federal income (and other) tax consequences might apply to you. For example, if the principal amount or "revised issue price" of the underlying asset, as applicable, exceeds your tax basis allocated to the underlying asset, you may be subject to the market discount rules. Under the market discount rules, you may be required to treat a portion or all of the gain on the disposition or maturity of the underlying asset as ordinary income or include market discount in income currently over the life of the underlying asset. In general, your holding period in the underlying asset received in connection with your investment in the Notes will begin the day after you beneficially receive such underlying asset. You should refer to information filed with or made available by the relevant governmental authority with respect to the underlying asset and consult your tax advisor regarding possible tax consequences to you of acquiring, holding or otherwise disposing of the underlying asset.

Tax Treatment of Notes upon Sale or Exchange. Upon a sale or exchange of the Notes, a holder would be required to apportion the value of the amount received between the debt component and put option component on the basis of the relative fair market values thereof on the date of the sale or exchange. The holder would recognize gain or loss with respect to the debt component in an amount equal to the difference between (i) the amount apportioned to the debt component and (ii) its adjusted U.S. federal income tax basis in the debt component (which would generally be equal to the principal amount of the Notes if such holder were an initial purchaser of the Notes). Except to the extent attributable to accrued but unpaid interest with respect to the debt component, such gain or loss would be capital gain or loss. The amount of cash that is apportioned to the put option component (together with any amount of premium received in respect thereof and deferred as described above) would be treated as short-term capital gain or loss with respect to the put option component (regardless of the holder’s actual holding period). If the value of the debt component on the date of the sale or exchange of the Notes is in excess of the amount received upon such sale or exchange, a holder is likely to be treated as having made a payment to the purchaser equal to the amount of such excess in in exchange for the purchaser’s assumption of the put option component. In such a case, a holder is likely to recognize short-term capital gain or loss in respect of the put option component in an amount equal to the difference between the aggregate premium previously received in respect of the put option component and the amount of the deemed payment made to extinguish the put option component.

Based on certain factual representations received from us, our special U.S. tax counsel, Ashurst LLP, is of the opinion that it would be reasonable to treat your Notes in the manner described above. However, in light of the uncertainty as to the U.S. federal income tax treatment, it is possible that your Notes could be treated as a single contingent payment debt instrument, or pursuant to some other characterization, such that the timing and character of your income from the Notes could differ materially and adversely from the treatment described above. Because of this uncertainty, we urge you to consult your tax advisor as to the tax consequences of your investment in the Notes.

Notice 2008-2. In 2007, the IRS released a notice that may affect the taxation of holders of the Notes. According to Notice 2008-2, the IRS and the Treasury are actively considering the appropriate tax treatment of holders of certain types of structured notes. Legislation has also been proposed in Congress that would require the holders of certain prepaid forward contracts to accrue income during the term of the transaction. It is not clear whether the Notice applies to instruments such as the Notes. Furthermore, it is not possible to determine what guidance or legislation will ultimately result, if any, and whether such guidance or legislation will affect the tax treatment of the Notes.

Except to the extent otherwise required by law, UBS intends to treat your Notes for U.S. federal income tax purposes in accordance with the treatment described above, unless and until such time as some other treatment is more appropriate.

Medicare Tax on Net Investment Income. U.S. holders that are individuals, estates or certain trusts are subject to an additional 3.8% tax on all or a portion of their “net investment income,” which may include any income or gain realized with respect to the Notes, to the extent of their net investment income that when added to their other modified adjusted gross income, exceeds $200,000 for an unmarried individual, $250,000 for a married taxpayer filing a joint return (or a surviving spouse), $125,000 for a married individual filing a separate return or the dollar amount at which the highest tax bracket begins for an estate or trust. The 3.8% Medicare tax is determined in a different manner than the income tax. U.S. holders should consult their tax advisors as to the consequences of the 3.8% Medicare tax.

Specified Foreign Financial Assets. U.S. holders may be subject to reporting obligations with respect to their Notes if they do not hold their Notes in an account maintained by a financial institution and the aggregate value of their Notes and certain other “specified foreign financial assets” (applying certain attribution rules) exceeds an applicable threshold. Significant penalties can apply if a U.S. holder is required to disclose its Notes and fails to do so.

Treasury Regulations Requiring Disclosure of Reportable Transactions. Treasury regulations require U.S. taxpayers to report certain transactions (“reportable transactions”) on IRS Form 8886. An investment in the Notes or a sale of the Notes generally should not be treated as a reportable transaction under current law, but it is possible that future legislation, regulations or administrative rulings could cause your investment in the Notes or a sale of the Notes to be treated as a reportable transaction. You should consult with your tax advisor regarding any tax filing and reporting obligations that may apply in connection with acquiring, owning and disposing of Notes.

Backup Withholding and Information Reporting. The proceeds received from a taxable disposition of the Notes will be subject to information reporting unless you are an “exempt recipient” and may also be subject to backup withholding at the rate specified in the Code if you fail to provide certain identifying information (such as an accurate taxpayer number, if you are a U.S. holder) or meet certain other conditions. If you are a non-U.S. holder and you provide a properly executed and fully completed applicable IRS Form W-8, you will generally establish an exemption from backup withholding.

Amounts withheld under the backup withholding rules are not additional taxes and may be refunded or credited against your U.S. federal income tax liability, provided the required information is furnished to the IRS.

Non-U.S. Holders. If you are a non-U.S. holder, subject to “FATCA,” discussed below, you should generally not be subject to U.S. withholding tax with respect to payments on your Notes or to generally applicable information reporting and backup withholding requirements with respect to payments on your Notes if you comply with certain certification and identification requirements as to your non U.S. status (by providing us (and/or the applicable withholding agent) with a fully completed and validly executed applicable IRS Form W-8). Gain realized from the taxable disposition of a Note generally should not be subject to U.S. tax unless (i) such gain is effectively connected with a trade or business conducted by the non-U.S. holder in the U.S., (ii) the non-U.S. holder is a non-resident alien individual and is present in the U.S. for 183 days or more during the taxable year of such taxable disposition and certain other conditions are satisfied or (iii) the non-U.S. holder has certain other present or former connections with the U.S.

This discussion does not address the U.S. federal income tax consequences to you of holding or disposing of the underlying asset that you may receive in connection with your investment in the Notes. If you receive the physical delivery amount, certain adverse U.S. federal income (and other) tax consequences might apply to you if you hold the underlying asset. For instance, you may be subject to U.S. withholding tax and reporting requirements on U.S.-source interest in respect of such underlying asset that you hold. You should carefully review the potential tax consequences that are set forth in information filed with or made available by the relevant governmental authority with respect to the underlying asset and consult your tax advisor concerning the application of U.S. federal income tax laws (or the laws of any other taxing jurisdiction) to your beneficial ownership of any underlying asset received at maturity.

Foreign Account Tax Compliance Act. The Foreign Account Tax Compliance Act (“FATCA”) was enacted on March 18, 2010, and imposes a 30% U.S. withholding tax on “withholdable payments” (i.e., certain U.S.-source payments, including interest (and original issue discount), dividends, other fixed or determinable annual or periodical gain, profits, and income, and on the gross proceeds from a disposition of property of a type which can produce U.S.-source interest or dividends) and “passthru payments” (i.e., certain payments attributable to withholdable payments) made to certain foreign financial institutions (and certain of their affiliates) unless the payee foreign financial institution agrees (or is required), among other things, to disclose the identity of any U.S. individual with an account of the institution (or the relevant affiliate) and to annually report certain information about such account. FATCA also requires withholding agents making withholdable payments to certain foreign entities that do not disclose the name, address, and taxpayer identification number of any substantial U.S. owners (or do not certify that they do not have any substantial U.S. owners) to withhold tax at a rate of 30%. Under certain circumstances, a holder may be eligible for refunds or credits of such taxes.

Pursuant to final and temporary Treasury regulations and other IRS guidance, the withholding and reporting requirements under FATCA will generally apply to certain “withholdable payments”, will not apply to gross proceeds on a sale or disposition, and will apply to certain foreign passthru payments only to the extent that such payments are made after the date that is two years after final regulations defining the term “foreign passthru payment” are published. If withholding is required, we (or the applicable paying agent) will not be required to pay additional amounts with respect to the amounts so withheld. Foreign financial institutions and non-financial foreign entities located in jurisdictions that have an intergovernmental agreement with the U.S. governing FATCA may be subject to different rules.

Investors should consult their tax advisors about the application of FATCA, in particular if they may be classified as financial institutions (or if they hold their Notes through a foreign entity) under the FATCA rules.

Proposed Legislation. In 2007, legislation was proposed in Congress that, if it had been enacted, would have required accrual of income on certain prepaid forward contracts prior to maturity.

Furthermore, in 2013, the House Ways and Means Committee released in draft form certain proposed legislation relating to financial instruments. If it had been enacted, the effect of this legislation generally would have been to require instruments such as the Notes (or a portion of the Notes) to be marked to market on an annual basis with all gains and losses to be treated as ordinary, subject to certain exceptions.

It is not possible to predict whether any similar or identical bills will be enacted in the future, or whether any such bill would affect the tax treatment of your Notes. You are urged to consult your tax advisor regarding the possible changes in law and their possible impact on the tax treatment of your Notes.

Both U.S. and non-U.S. holders are urged to consult their tax advisors concerning the application of U.S. federal income tax laws to their particular situations, as well as any tax consequences of the purchase, beneficial ownership and disposition of the Notes, and any underlying asset received, arising under the laws of any state, local, non-U.S. or other taxing jurisdiction.

Additional Terms of the Notes

Early Redemption Following an Underlying Asset Acceleration Event

If, at any time from and including the trade date, to and including the final valuation date, the calculation agent determines that an "underlying asset acceleration event" (as defined below) has occurred, we may elect to accelerate the final valuation date and maturity date and redeem the Notes in whole, but not in part.

Following the occurrence of an underlying asset acceleration event, we may, upon no sooner than 5 business days' notice and no later than 20 business days following such event, accelerate the maturity date and, as a result, the final valuation date. If we elect to accelerate the maturity date, the final valuation date will also be accelerated to the same number of business days prior to the accelerated maturity date as existed prior to such acceleration.

An "underlying asset acceleration event" means the occurrence of any of the following with respect to the underlying asset, in each case as determined by the calculation agent:

1.failure to pay any amount of interest, principal or other amount in respect of the underlying asset strictly in accordance with its terms and conditions (as defined below) (and without any regard to any provisions in its terms and conditions allowing deferral, cancellation, reduction or write-down of such payments or any provisions with analogous effect), provided such failure continues for a period of at least three U.S. government securities business days;

2.the occurrence of both of the following events: (a) an authorized officer of the obligor or a governmental entity (i) disaffirms, disclaims, repudiates or rejects, in whole or in part, or challenges the validity of the underlying asset or (ii) declares or imposes a moratorium, standstill, roll-over or deferral, whether de facto or de jure, with respect to the underlying asset; and (b)(i) a failure to pay (as described in paragraph 1 above) or (ii) a restructuring (as defined in paragraph 3 below);

3.any one or more of the following events occurs in a form that binds all holders of the underlying asset, is agreed by the obligor of the underlying asset or a governmental entity and a sufficient number of holders of such underlying asset to bind all holders of the underlying asset or is announced (or otherwise decreed) by the obligor of the underlying asset or a governmental entity in a form that binds all holders of such underlying asset and such event is not expressly provided for under the terms and conditions of the underlying asset: (i) a reduction in the rate or amount of interest payable or the amount of scheduled interest accruals (including by way of redenomination); (ii) a reduction in the amount of principal or premium payable at redemption (including by way of redenomination); (iii) a postponement or other deferral of a date or dates for either (a) the payment or accrual of interest or (b) the payment of principal or premium; (iv) a change in the ranking or priority of the underlying asset, causing the subordination of the underlying asset to any other obligation of its obligor; or (v) any change in the currency of any payment of interest, principal or premium to any currency other than the lawful currency of the United States of America (or any successor currency).

For purposes of the above: (1) a “governmental entity” means (i)  any de facto or de jure government (or any agency, instrumentality, ministry or department thereof); (ii)  any court, tribunal, administrative or other governmental, inter-governmental or supranational body; (iii)  any authority or any other entity (private or public) either designated as a resolution authority or charged with the regulation or supervision of the financial markets (including a central bank) of the issuer of the underlying asset; or (iv)  any other authority which is analogous to any of the entities specified above; and (2) the “terms and conditions” of the underlying asset means, in respect of the underlying asset, the terms and conditions thereof (including, without limitation, any laws, rules or regulations governing Treasury instruments, and the auction announcement) as in effect on the trade date.

If the calculation agent determines that an underlying asset acceleration event has occurred and we elect to redeem the Notes, the amount you receive on the Notes will be determined in the same manner as the payment at maturity, provided that coupons will cease to accrue as of the maturity date as accelerated.

Redemption Price Upon Optional Tax Redemption

Notwithstanding the foregoing under "Additional Terms of the Notes – Redemption for Taxation Reasons", we have the right to redeem your Notes in the circumstances described under “Description of Debt Securities We May Offer — Optional Tax Redemption” in the accompanying prospectus. If we exercise this right with respect to your Notes, the redemption price of the Notes will be determined by the calculation agent in a manner reasonably calculated to preserve your and our relative economic position.

Default Amount on Acceleration

If an event of default occurs and the maturity of your Notes is accelerated, we will pay the default amount in respect of the principal of your Notes at maturity. We describe the default amount below under “— Default Amount”.

For the purpose of determining whether the holders of our Medium-Term Notes, Series B, of which the Notes are a part, are entitled to take any action under the indenture (which is described in the accompanying prospectus), we will treat the outstanding principal amount of the Notes as the outstanding principal amount of the series of Notes constituted by that Security. Although the terms of the Notes may differ from those of the other Medium-Term Notes, Series B holders of specified percentages in principal amount of all Medium-Term Notes, Series B together in some cases with other series of our debt securities, will be able to take action affecting all the Medium-Term Notes, Series B including the Notes. This action may involve changing some of the terms that apply to the Medium-Term Notes, Series B accelerating the maturity of the Medium-Term Notes, Series B after a default or waiving some of our obligations under the indenture. We discuss these matters in the accompanying prospectus under “Description of Debt Securities We May Offer — Default, Remedies and Waiver of Default” and “— Modification and Waiver of Covenants”.

Default Amount

The default amount for your Notes on any day will be an amount, in U.S. dollars for the principal of your Notes, equal to the cost of having a qualified financial institution, of the kind and selected as described below, expressly assume all of our payment and other obligations with respect to your Notes as of that day and as if no default or acceleration had occurred, or to undertake other obligations providing substantially equivalent economic value to you with respect to your Notes. That cost will equal: (i) the lowest amount that a qualified financial institution would charge to effect this assumption or undertaking; plus (ii) the reasonable expenses, including reasonable attorneys’ fees, incurred by the holders of your Notes in preparing any documentation necessary for this assumption or undertaking.

During the default quotation period for your Notes, which we describe below, the holders of your Notes and/or we may request a qualified financial institution to provide a quotation of the amount it would charge to effect this assumption or undertaking. If either party obtains a quotation, it must notify the other party in writing of the quotation. The amount referred to in the first bullet point above will equal the lowest — or, if there is only one, the only — quotation obtained, and as to which notice is so given, during the default quotation period. With respect to any quotation, however, the party not obtaining the quotation may object, on reasonable and significant grounds, to the assumption or undertaking by the qualified financial institution providing the quotation and notify the other party in writing of those grounds within two business days after the last day of the default quotation period, in which case that quotation will be disregarded in determining the default amount.

Default Quotation Period

The default quotation period is the period beginning on the day the default amount first becomes due and ending on the third business day after that day, unless: (i) no quotation of the kind referred to above is obtained; or (ii) every quotation of that kind obtained is objected to within five business days after the due date as described above.

If either of these two events occurs, the default quotation period will continue until the third business day after the first business day on which prompt notice of a quotation is given as described above. If that quotation is objected to as described above within five business days after that first business day, however, the default quotation period will continue as described in the prior sentence and this sentence.

Qualified Financial Institutions

For the purpose of determining the default amount at any time, a qualified financial institution must be a financial institution organized under the laws of any jurisdiction in the United States of America, Europe or Japan, which at that time has outstanding debt obligations with a stated maturity of one year or less from the date of issue and rated either: (i) A-1 or higher by S&P Global, LLC, or any successor, or any other comparable rating then used by that rating agency; or (ii) P-1 or higher by Moody’s Investors Service, Inc. or any successor, or any other comparable rating then used by that rating agency.

Manner of Payment

Any payment on your Notes at maturity will be made to accounts designated by you or the holder of your Notes and approved by us, or at the office of the trustee in New York City, but only when your Notes are surrendered to the trustee at that office. We may also make any payment in accordance with the applicable procedures of the depositary.

Business Day

When we refer to a business day with respect to your Notes, we mean any day that is a day on which banking institutions are not authorized or obligated by law, regulation or executive order to close in New York City.

U.S. Government Securities Business Day

A “U.S. government securities business day” is any day, as determined by the calculation agent, except for a Saturday, Sunday or a day on which the Securities Industry and Financial Markets Association or any successor organization recommends that the fixed income departments of its members be closed for the entire day for purposes of trading in U.S. government securities.

Role of Calculation Agent

Our affiliate, UBS Securities LLC, will serve as the calculation agent. We may change the calculation agent after the settlement date of your Notes without notice. The calculation agent will make all determinations regarding the payment at maturity, business days, U.S. government securities business days, the default amount, the physical delivery amount, the initial clean price, the final clean price and all other determinations with respect to the Notes, in its sole discretion. Absent manifest error, all determinations of the calculation agent will be final and binding on you and us, without any liability on the part of the calculation agent. You will not be entitled to any compensation from us for any loss suffered as a result of any of the above determinations by the calculation agent.

Use of Proceeds and Hedging

The net proceeds from the offering of the Notes will be used to provide funding for our operations and other general corporate purposes as described in the accompanying prospectus under “Use of Proceeds”. We and/or our affiliates may also use those proceeds in transactions intended to hedge our obligations under the Notes as described below.

In anticipation of the sale of the Notes, we and/or our affiliates expect to enter into hedging transactions involving purchases and sales of the underlying asset, listed and/or over-the-counter options, futures, exchange traded funds or other instruments with returns linked to the performance of the underlying asset or U.S. government issued debt securities prior to, on or after the applicable trade date. From time to time, we and/or our affiliates may enter into additional hedging transactions or unwind those we have entered into. Consequently, with regard to your Notes, from time to time, we and/or our affiliates may:

➢

acquire or dispose of long and/or short positions of the underlying asset, listed and/or over-the-counter options, futures, exchange traded funds or other instruments with returns linked to the performance of the underlying asset, other comparable U.S. government issued debt securities and/or relevant interest rates;

➢	acquire or dispose of long and/or short positions in listed or over-the-counter options, futures, exchange-traded funds or other instruments based on the price of the above instruments;

➢

acquire or dispose of long and/or short positions in listed or over-the-counter options, futures, exchange-traded funds or other instruments based on indices designed to track the performance of the underlying asset, other U.S. government issued debt securities and/or relevant interest rates;

➢

acquire or dispose of long and/or short positions in listed or over-the-counter options, futures, exchange-traded funds or other instruments based on the performance of other similar U.S. government issued debt securities and/or relevant interest rates; or

➢	any combination of the above.

We and/or our affiliates may acquire a long and/or short position in securities similar to the Notes from time to time and may, in our or their sole discretion, hold or resell those securities.

We and/or our affiliates may close out our or their hedge position relating to the Notes during the term of your Notes. That step may involve sales or purchases of the instruments described above. No holder of the Notes will have any rights or interest in our or any affiliates’ hedging activity or any positions we or our affiliates may take in connection with any hedging activity.

The hedging activity discussed above may adversely affect the market value of your Notes from time to time, and the payment at maturity of your Notes. See the “Risk Factors” herein for a discussion of these adverse effects.

Certain ERISA Considerations

We, UBS Securities LLC, UBS Financial Services Inc. and/or other of our affiliates may each be considered a “party in interest” within the meaning of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), or a “disqualified person” (within the meaning of Section 4975 of the Code) with respect to an employee benefit plan that is subject to ERISA and/or an individual retirement account, Keogh plan or other plan or account that is subject to Section 4975 of the Code (“Plan”). The purchase of the Notes by a Plan with respect to which UBS Securities LLC, UBS Financial Services Inc. or any of our affiliates acts as a fiduciary as defined in Section 3(21) of ERISA and/or Section 4975 of the Code (“Fiduciary”) would constitute a prohibited transaction under ERISA or the Code unless acquired pursuant to and in accordance with an applicable exemption. The purchase of the Notes by a Plan with respect to which UBS Securities LLC, UBS Financial Services Inc. or any of our affiliates does not act as a Fiduciary but for which any of the above entities does provide services could also be prohibited, but one or more exemptions may be applicable.

The U.S. Department of Labor has issued five prohibited transaction class exemptions (“PTCEs”) that may provide exemptive relief for prohibited transactions that may arise from the purchase or holding of the Notes. These exemptions are PTCE 84-14 (for transactions determined by independent qualified professional asset managers), 90-1 (for insurance company pooled separate accounts), 91-38 (for bank collective investment funds), 95-60 (for insurance company general accounts) and 96-23 (for transactions managed by in-house asset managers). Section 408(b)(17) of ERISA and Section 4975(d)(20) of the Code also provide an exemption for the purchase and sale of Notes where neither UBS nor any of its affiliates have or exercise any discretionary authority or control or render any investment advice with respect to the assets of the Plan involved in the transaction and the Plan pays no more and receives no less than “adequate consideration” in connection with the transaction (the “service provider exemption”). Upon purchasing the Notes, a Plan will be deemed to have represented that the acquisition, holding and, to the extent relevant, disposition of the Notes is eligible for relief under PTCE 84-14, PTCE 90-1, PTCE 91-38, PTCE 95-60, PTCE 96-23, the service provider exemption or another applicable exemption and that the purchase, holding and, if applicable, subsequent disposition of the Notes will not constitute or result in a non-exempt prohibited transaction. In addition, any such Plan also will be deemed to have represented that none of us, UBS Securities LLC, UBS Financial Services Inc. or any other of our affiliates is a fiduciary in connection with the acquisition, holding and disposition of the Notes, or as a result of the exercise by us or our affiliates of any rights in connection with the Notes.

Any person proposing to acquire any Notes on behalf of a Plan should consult with counsel regarding the applicability of ERISA and Section 4975 of the Code thereto, including but not limited to the prohibited transaction rules and the applicable exemptions.

The discussion above supplements the discussion under “Benefit Plan Investor Considerations” in the accompanying prospectus.

Supplemental Plan of Distribution (Conflicts of Interest); Secondary Markets (if any)

We have agreed to sell to UBS Securities LLC, and UBS Securities LLC has agreed to purchase, all of the Notes at the issue price to the public less the underwriting discount indicated on the cover hereof. UBS Securities LLC has agreed to resell all of the Notes to UBS Financial Services Inc. at a discount from the issue price to the public equal to the underwriting discount indicated on the cover hereof.

Conflicts of Interest — Each of UBS Securities LLC and UBS Financial Services Inc. is an affiliate of UBS and, as such, has a “conflict of interest” in this offering within the meaning of Financial Industry Regulatory Authority, Inc. (“FINRA”) Rule 5121. In addition, UBS will receive the net proceeds (excluding the underwriting discount) from the initial public offering of the Notes, thus creating an additional conflict of interest within the meaning of FINRA Rule 5121. Consequently, the offering is being conducted in compliance with the provisions of FINRA Rule 5121. Neither UBS Securities LLC nor and UBS Financial Services Inc. is permitted to sell Notes in this offering to an account over which it exercises discretionary authority without the prior specific written approval of the account holder.

UBS Securities LLC and its affiliates may offer to buy or sell the Notes in the secondary market (if any) at prices greater than UBS’ internal valuation — The value of the Notes at any time will vary based on many factors that cannot be predicted. However, the price (not including UBS Securities LLC’s or any affiliates’ customary bid-ask spreads) at which UBS Securities LLC or any affiliate would offer to buy or sell the Notes immediately after the trade date in the secondary market is expected to exceed the estimated initial value of the Notes as determined by reference to our internal pricing models. The amount of the excess will decline to zero on a straight line basis over a period ending no later than 1 month after the trade date, provided that UBS Securities LLC may shorten the period based on various factors, including the magnitude of purchases and other negotiated provisions with selling agents. Notwithstanding the foregoing, UBS Securities LLC and its affiliates intend, but are not required to make a market for the Notes and may stop making a market at any time. For more information about secondary market offers and the estimated initial value of the Notes, see “Key Risks — Estimated Value Considerations” and “— Risks Relating to Liquidity and Secondary Market Price Considerations” herein.

Prohibition of Sales to EEA & UK Retail Investors — The Notes are not intended to be offered, sold or otherwise made available to and should not be offered, sold or otherwise made available to any retail investor in the European Economic Area (“EEA”). For these purposes, a retail investor means a person who is one (or more) of: (i) a retail client as defined in point (11) of Article 4(1) of Directive 2014/65/EU, as amended (“MiFID II”); (ii) a customer within the meaning of Directive 2002/92/EC, as amended, where that customer would not qualify as a professional client as defined in point (10) of Article 4(1) of MiFID II; or (iii) not a qualified investor as defined in Directive 2003/71/EC, as amended. Consequently, no key information document required by Regulation (EU) No 1286/2014 (as amended, the “EU PRIIPs Regulation”) for offering or selling the Notes or otherwise making them available to retail investors in the EEA has been prepared and therefore offering or selling the Notes or otherwise making them available to any retail investor in the EEA may be unlawful under the EU PRIIPs Regulation.

The Notes are not intended to be offered, sold or otherwise made available to and should not be offered, sold or otherwise made available to any retail investor in the United Kingdom (the “UK”). For these purposes, a retail investor in the UK means a person who is one (or more) of: (i) a retail client as defined in point (8) of Article 2 of Regulation (EU) No 2017/565 as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018, subject to amendments made by the Markets in Financial Instruments (Amendment) (EU Exit) Regulations 2018 (SI 2018/1403), as may be amended or superseded from time to time (the “EUWA”); (ii) a customer within the meaning of the provisions of the Financial Services and Markets Act 2000 (the “FSMA”) and any rules or regulations made under the FSMA to implement Directive (EU) 2016/97, where that customer would not qualify as a professional client, as defined in point (8) of Article 2(1) of Regulation (EU) No 600/2014 as it forms part of UK domestic law by virtue of the EUWA; or (iii) not a qualified investor as defined in Article 2 of the Prospectus Regulation as it forms part of domestic law by virtue of the EUWA (“UK Prospectus Regulation”). Consequently, no key information document required by the PRIIPs Regulation as it forms part of UK domestic law by virtue of the EUWA (the “UK PRIIPs Regulation”) for offering or selling the Notes or otherwise making them available to retail investors in the UK has been prepared and therefore offering or selling the Notes or otherwise making them available to any retail investor in the UK may be unlawful under the UK PRIIPs Regulation.

Validity of the Notes

In the opinion of Ashurst LLP, as special counsel to the issuer, when the Notes offered by this pricing supplement have been executed and issued by the issuer and authenticated by the trustee pursuant to the indenture and delivered, paid for and sold as contemplated herein, the Notes will be valid and binding obligations of the issuer, enforceable against the issuer in accordance with their terms, subject to applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium, receivership or other laws relating to or affecting creditors’ rights generally, and to general principles of equity (regardless of whether enforcement is sought in a proceeding at law or in equity). This opinion is given as of the date hereof and is limited to the laws of the State of New York. Insofar as this opinion involves matters governed by Swiss law, Ashurst LLP has assumed, without independent inquiry or investigation, the validity of the matters opined on by Homburger AG, Swiss legal counsel for the issuer, in its opinion dated August 13, 2024 filed on that date with the Securities and Exchange Commission as an exhibit to a Current Report on Form 6-K and incorporated by reference into the issuer’s registration statement on Form F-3 (the “Registration Statement”). In addition, this opinion is subject to customary assumptions about the trustee’s authorization, execution and delivery of the indenture and, with respect to the Notes, authentication of the Notes and the genuineness of signatures and certain factual matters, all as stated in the opinion of Ashurst LLP dated August 20, 2024 filed with the Securities and Exchange Commission as an exhibit to the Current Report on Form 6-K on August 20, 2024.